Exhibit 99.3

ABITS GROUP Inc Reports Unaudited Financial Results for the First Half of 2026

Hong Kong, October 15, 2026 (GLOBE NEWSWIRE)–Abits Group Inc (NASDAQ: ABTS) is pleased to announce its half-year results for the period ended June 30, 2026.

For the six-month period ended June 30, 2026, the Company generated revenue of $ 3.20 million, representing a decrease of approximately 20% compared with $ 4.0 million for the six-month period ended June 30, 2025.

The primary reasons are as follows:

●	At the Duff site, the output of BTC reached 25.63 coins in the first half of 2026, a 23% decline from 33.33 coins recorded in the first half of 2025. Meanwhile, the BTC market experienced a significant downturn in the first half of 2026, resulting in the Company’s recognized revenue dropping from $ 3.37 million to $ 1.81 million, a year-on-year decrease of 46%.

●	Notably, the Memphis site commenced operations at the end of March 2025. It produced 15.58 BTC and generated revenue of $ 1.2 million in the first half of 2026. In addition, hosting fees from third-party customers maintained steady growth.

Direct costs rose by 48% from $ 1.86 million in the first half of 2025 to $ 2.76 million in the first half of 2026.

●	This increase was mainly attributable to the full recognition of hosting fees (including all electricity charges) of $ 1.05 million for the Memphis project in 2026.

●	On a positive note, the two upgraded water wells at the Duff Mine have started to deliver benefits, with water expenses decreasing by 26.36% from $142,879 to $105,222.

The Company recorded a pre-tax loss of approximately $ 2.54 million for the first half of 2026, compared with a pre-tax loss of $0.34 million in the first half of 2025.

Given the depressed BTC market conditions, the Company proactively increased its holdings of self-mined BTC.

As of June 30, 2026, the Company held 24.67 BTC, an increase of 54% from 15.99 BTC as of December 31, 2025.

On February 24, 2026, the Company completed a financing of approximately $ 2.1 million through the issuance of ordinary shares and pre-funded warrants to fund its general operations.

For the second half of the year, the Company has been actively pursuing financing opportunities   to adapt to changing market conditions:

●	On September 14, 2026, the company entered into a Securities Purchase Agreement with one institutional investor, providing for the issuance and sale of a convertible promissory note in an original principal amount of $16,470,588.24 for an aggregate purchase price of up to $14,000,000. The purchase price is payable in three tranches of $8,000,000, up to $2,500,000 and up to US$3,500,000.

●	On October 6, 2026, the Board appointed Stephen Faucetta as Chief Executive Officer, Chairman of the Board and a director, and appointed Glenn Josephs and Mohsen (Michael) Khorassani as independent directors, in each case effective as of October 6, 2026. The appointments of Mr. Josephs and Mr. Khorassani filled the vacancies created by the resignations of Khuat Leok Choong Lionel and Yanyan Sun, respectively.

The new management team believes it will be better positioned to serve the Company and execute its strategies.

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ABITS GROUP INC

CONSOLIDATED BALANCE SHEETS

		As of	As of
	Note	June 30, 2026 (Unaudited)	December 31, 2025
ASSETS
Current Assets
Cash and cash equivalents		$79,007	$83,837
Receivable and Other receivables		814,410	816,847
Accounts prepaid		1,000	-
Total current assets		894,417	900,684
Digital assets	1	1,445,832	1,483,451
Property, equipment and vehicles	2	6,822,932	8,530,215
Total non-current assets		8,268,764	10,013,666
Total Assets		9,163,181	10,914,350

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Payable, other payable and accruals		$1,054,417	$1,258,579
Short-term loan from unrelated third party	3	1,250,000	1,500,000
Total current liabilities		2,304,417	2,758,579
Non-Current liabilities
Long-term loan from unrelated third party		-	375,000
Total non-current liabilities		-	375,000
Total Liabilities		2,304,417	3,133,579
Stockholders’ Equity
Preferred stock, no par value, authorized: unlimited shares, 333,333 shares issued and outstanding as of June 30, 2026 and December,31 2025		$5,050	$5,050
Common stock, no par value, authorized: unlimited shares. Issued and outstanding: 3,214,445 shares as of June 30, 2026 and 2,369,995 shares as of December 31, 2025	6	35,554	35,554
Additional paid-in capital		91,202,699	89,556,913
Accumulated deficit		(84,223,968)	(81,672,879)
Accumulated other comprehensive income		(160,571)	(143,867)
Total Shareholders’ Equity		6,858,764	7,780,771
Total Liabilities and Shareholders’ Equity		$9,163,181	$10,914,350

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ABITS GROUP INC

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		Six Months Ended	Six Months Ended
	Note	June 30, 2026	June 30, 2025
Revenue	4	$3,195,414	$3,995,558
Direct costs of revenue	5	(2,759,655)	(1,856,866)
Profit from operations		435,759	2,138,692
General and administrative expenses		(500,027)	(1,133,589)
Depreciation		(2,014,958)	(1,619,905)
Gain on disposal of miners and other net income		141,893	-
Interest expense	3	(184,633)	(90,000)
Fair value changes of digital assets		(419,009)	364,800
Loss before tax		(2,540,975)	(340,002)
Income taxes		(10,114)	(14,785)
Loss after tax		(2,551,089)	(354,787)
Foreign exchange adjustment		(16,704)	260
Comprehensive loss for the period		$(2,567,793)	$(354,527)

Basic and diluted loss per ordinary share		$(0.79)	$(0.15)
Basic and diluted average number of ordinary shares outstanding		3,214,445	2,369,995

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ABITS GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES TO STOCKHOLDERS’ EQUITY

	Preferred Shares		Ordinary Shares		Additional paid-in	Accumulated	Accumulated other comprehensive
	Number	Amount($)	Number	Amount($)	Capital($)	Deficit($)	Income($)	Total($)
Balance, December 31, 2024	333,333	$5,050	2,369,995	$35,554	$89,290,193	$(78,803,383)	$(146,463)	$10,380,951
Net loss for the first half of year	-	-	-	-	-	(354,787)	-	(354,787)
Foreign exchange adjustment	-	-	-	-	-	-	260	260
Balance June 30,2025	333,333	$5,050	2,369,995	$35,554	$89,290,193	$(79,158,170)	$(146,203)	$10,026,424
Net loss for the Second half of year	-	-	-	-		(2,514,709)	-	(2,514,709)
Foreign exchange adjustment							2,336	2,336
Compensation	-	-	-	-	266,720	-	-	266,720
Balance, December 31, 2025	333,333	$5,050	2,369,995	$35,554	$89,556,913	$(81,672,879)	$(143,867)	$7,780,771
Net loss for the first half of year	-	-	-	-	-	(2,551,089)	-	(2,551,089)
Share Issuance	-	-	844,450	-	1,645,786	-		1,645,786
Foreign exchange adjustment	-	-	-	-	-	-	(16,704)	(16,704)
Balance, June 30, 2026	333,333	$5,050	3,214,445	$35,554	$91,202,699	$(84,223,968)	$(160,571)	$6,858,764

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ABITS GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended	For the Six Months Ended
	June 30, 2026	June 30, 2025

Net loss for the period	$(2,551,089)	$(354,787)
Adjustments to reconcile to cash used in operating activities:
Depreciation of property, and equipment	2,014,958	1,619,905
Fair value changes on digital assets	419,009	-
Non-operating income from insurance claims and disposal of vehicles	(141,893)	-
Changes in operating assets and liabilities:
Other receivables and prepayments	2,437	15,916
Other payable and accruals	(204,162)	(145,140)
Account prepaid and other deposits	(1,000)	-
Digital assets	(381,390)	(1,706,337)
Net cash (used in) operating activities	(843,130)	(570,443)
Cash flows from investing activities
Purchase of property and equipment	(307,675)	(3,028,603)
Proceeds from insurance claims and disposal of vehicles	141,893	-
Net cash (used in) investing activities	(165,782)	(3,028,603)
Cash flows from financing activities
Cash from financing activities:	1,645,786	3,000,000
Repayment of loans from unrelated third parties	(625,000)	(375,000)
Net cash generated from financing activities	1,020,786	2,625,000
Net cash inflow/(outflow) for the period	11,874	(974,046)
Effect of exchange rates on cash and cash equivalents	(16,704)	260
Net decrease in cash and cash equivalents	(4,830)	(973,786)
Cash and cash equivalents, beginning of year	83,837	1,118,929
Cash and cash equivalents, end of the period	$79,007	$145,143

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Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

INVESTOR RELATIONS CONTACT

Abits Group Inc

Email: ir@abitgrp.com

Website: www.abitsgroup.com

Nasdaq: ABTS

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